E Med Future, Inc.

4054 Sawyer Road

Sarasota, FL  34233

August 9, 2023

Alyssa Wall, Esq.

Staff Attorney

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, DC 20549

Re:	E Med Future, Inc. Form 1-A Filed May 16, 2023 File No. 024-12252

Dear Ms. Wall,

On behalf of E Med Future, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:00 pm, Eastern Time, on Friday, August 11, 2023, or as soon thereafter as is practicable. The Company has qualified in one or more states.

Sincerely,

/s/ Gary Kompothecras

Gary Kompothecras

Chief Executive Officer

E Med Future, Inc.